NEWS RELEASE

ELD No. 07-15

TSX: ELD  AMEX: EGO

August 1, 2007

Efemçukuru Positive Feasibility Study

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce the results of a positive Feasibility Study (the “Study”) for the 100% owned Efemçukuru Gold Project located in western Turkey. The Study has been prepared by the engineering group Wardrop Engineering Inc. (“Wardrop”), in conjunction with Norwest Corporation and Golder Associates Ltd. in accordance with standards set out in National Instrument 43-101.

The Study defines an operation based on underground mining and milling of the ore on site with post treatment of a gold concentrate at the Company’s Kisladag gold mine in Turkey. The mine will operate at a production rate of 1,100 tonnes per day, producing an average of 112,400 ounces of gold annually at a cash cost of $226/ounce.

Operating Highlights of Feasibility Study:

Mineral Resources

Classification	Tonnes	Grade g/t Au	Ounces
Measured	1,150,000	14.07	520,000
Indicated	2,732,000	9.99	877,000
Measured and Indicated	3,882,000	11.20	1,397,000

Inferred	753,000	8.79	213,000

1

Mineral resources at the Efemçukuru Project are reported at a 3.0 g/t Au cut-off grade.

2

The contained gold represents estimated contained metal in the ground and has not been adjusted for the metallurgical recoveries of gold.

3

Resource classification conforms to CIM Standards on Mineral Resources and Mineral Reserves referred to in National Instrument 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Mineral Resources are that part of a Mineral Resource for which quantity, grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

 Mineral Reserves

Classification	Tonnes	Grade g/t Au	Ounces
Proven	1,320,000	11.89	505,000
Probable Proven and Probable	2,465,000 3,785,000	9.04 10.04	716,000 1,221,000

1

Cut-off grade 4.5 g/t Au

2

Reserve classification conforms to CIM Standards on Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.

3

Mineral reserves estimated using a gold price of $530 per ounce are included in the mineral resource estimate.

Project Performance

Project Data	Feasibility Results
Production Data
Life of Mine	9.4 Years
Mine Throughput	3.785 M Tonnes
Metallurgical Recovery Au	86.5%
Average Annual Gold Production	112,400 Ounces
Total gold Produced	1,056,566 Ounces

Operating Costs
Mining	$27.20/Tonne
Processing	$30.95/Tonne
G&A	$4.98/Tonne
Total Operating Cost/Tonne Ore	$63.14/Tonne
Cash Operating Costs	$226.23/Ounce
Total Cash Costs	$227.20/Ounce

Capital Cost
Initial Investment Capital	$104,204,000
Working Capital	$6,001,000
Sustaining Capital	$21,308,000

Economics @ $530 Au
Net Present Value After Tax @ 0%	155.5 M $
Net Present Value After Tax @ 5%	86.7 M $
Internal Rate of Return After Tax	19.0%

Project Overview

Deposit

The Efemçukuru deposit (the “Deposit”) is a high grade epithermal hosted vein structure located in the Menderes Massive of western Turkey. Eldorado has completed approximately 38,600 meters of diamond core and reverse circulation drilling at the Efemçukuru Gold Project to date, including the 2006/2007 drill campaign. The known Kestani Beleni vein structure extends over 1,200 meters on surface. The Deposit as defined in the Study comprises two ore shoots, Middle Ore Shoot (MOS) and South Ore Shoot (SOS), with an average dip angle of 60˚. The vertical extent of the currently defined resource from surface is approximately 350 meters.

Exploration drilling will continue through 2007 to define the downdip extension of the Deposit and explore other structures to the north of the MOS. Assay data from recent and ongoing drilling will be used to update the current resource model by the end of 2007.

Resource Estimation

The Study incorporated the updated mineral resources of the SOS and MOS deposits along the Kestani Beleni Vein system. The previous mineral resource estimates for these deposits were completed on work done prior to the year 2000, and described in an updated NI43-101 technical report by Micon International Ltd. dated January 2006 (the “Report”). The SOS and MOS mineral resources in that work were based on data from 84 diamond drill core holes totaling 10,438 m. An additional deposit described in the Report, the North Ore Shoot (NOS), remains at an early exploration stage and was outside the scope of the Study. The mineral resources supporting the Study utilized drill data as of a cut-off date of 30 May, 2007. As of that date, data from 89 additional holes supplemented the existing Efemçukuru database:  52 new core holes totaling 12,082 m and 37 reverse circulation (RC) holes totaling 3072 m.

Reserve Estimation

A proven and probable reserve estimate has been prepared by Wardrop using the resource model provided by Eldorado as a basis for the mine design. Stope designs and production schedule were prepared by Wardrop in Surpac and reconciled for tonnes and grade in Gemcom. An overall cut off grade of 4.5 grams per tonne based on a gold price of $530/ounce has been used for all mining methods. Overall dilution from all mining methods is estimated at approximately 11%. Mining recovery of ore is estimated at 92% including mining losses due to pillars and ore in narrow vein structures.

Mining

Conventional trackless equipment will be employed to extract ore from Mechanized Cut and Fill (MCF) as well as Longitudinal Long Hole (LLH) and Transverse Long Hole (TLH) stopes. Mining widths in the Deposit vary from 2 meters up to 20 meters. Consolidated paste backfill will be placed in the stopes to act as a working floor for mining.

Access to the underground operation will be via two opposing adits intersecting the workings at mid elevation. A twin internal ramp system located in the footwall will deliver ore to an underground crusher station. Crushed ore is then conveyed to surface storage bins by an inclined conveyor system.

A mine contractor will carry out preproduction development of the haulage levels and ramps in preparation for mining. Underground production of 1,280 tonnes per day is based on a 6 day week.

Metallurgy

A review of the available metallurgical test data by Wardrop has confirmed that gravity concentration followed by flotation will achieve acceptable recovery of gold in the first stage. This will be followed by direct cyanidation of the flotation concentrate after regrinding to provide an overall gold recovery from ore of approximately 86.5%.

The concentrator will operate at 1,100 tonnes per day using a semi autogenous primary grinding mill followed by a ball mill for secondary grinding. Concentration of the gold after gravity treatment will be achieved through a flash cell in conjunction with rougher and cleaner cells. The flotation circuit design will be further optimized with a pilot scale test program prior to completion of the detailed engineering.

Flotation concentrate will be transported by road for treatment at the Kisladag mine facility using a regrind mill and CIL circuit for final recovery of gold. Residue will be transferred to the Kisladag leach pad. Tailings from the Efemçukuru concentrator will be processed through a filtration plant to generate dry stack tailings for surface disposal.

Infrastructure

The Efemçukuru Gold Project is located approximately 45 kilometres by road south of the city of Izmir at an elevation of approximately 700 meters. Access to the site is via all weather tarred roads. Power will be provided to the site via a dedicated transmission line from the Urla substation approximately 20 kilometres distance. Mine infrastructure will include administration buildings, the concentrator, filtration plant, tailings and waste rock impound areas. Concentrate treatment will be done at a dedicated facility located at the Kisladag mine site.

Operating Costs

Life of mine operating costs based on annual production of 402,000 tonnes of ore are estimated at $63.14 per tonnes of ore mined, including production royalties. This cost equates to $226.23 per ounce of gold produced, which includes:  mining, general and administrative, process costs at Efemçukuru, transportation of concentrate to Kisladag and process costs at Kisladag. The total processing costs are broken down as follows:

Process Cost Breakdown

Category	Cost per Tonne Ore	Cost per Ounce Produced
Processing Efemçukuru	$21.21	$75.99
Bagging and Transportation	$3.24	$11.61
Processing Kisladag	$6.50	$23.30

Capital Costs

Capital costs for the mine infrastructure, on site concentrator and off site concentrate treatment have been developed using construction data from the recently completed Kisladag gold mine in neighbouring Usak province. Preproduction development costs are based on the use of a Turkish mining contractor.

Investment Capital Cost Estimate

Area	Feasibility Results
Efemçukuru
Overall Site	$ 10,383,000
Mining	$16,334,000
Process	$15,305,000
Tailings Disposal	$5,061,000
Ancillary Buildings and Services	$8,387,000
Total Direct Costs Efemçukuru	$55,470,000

Kisladag
Process	$8,478,000
Total Direct Costs Kisladag	$8,478,000

Total Project Indirects	$24,282,000
Owners Costs	$4,020,000
Contingency	$11,954,000

Total Project Capital Costs	$104,204,000

1

Mining costs include preproduction development of 3,400 meters.

Financial Analysis

Wardrop has completed a financial analysis of the Efemçukuru Gold Project using a discounted cashflow model incorporating tax and royalty schedules as employed at the Kisladag mine. Gold price has been fixed at a 3 year average of $530/ounce. No allowance has been made for inflation or escalation. Currency exchange rates for the Turkish Lira, US Dollar and Canadian Dollar are fixed at a 180 day average.

Efemçukuru Project Financial Analysis Summary

Project Data	Estimated Value
Life of Mine	9.4 Years
Total Gold Produced	1.056 Moz
Total Ore mined	3.785 M Tonnes
Initial Project Capital Cost	$104.2 M
Cash Operating Cost	$226.23/oz
Total Cash Cost	$227.20/oz
Base Case Gold Price	$530/oz
After Tax Net Present Value @ 0%	$155.5 M
After Tax Net Present Value @ 5%	$86.7 M
After Tax Internal rate of Return	19%

Financial Sensitivity Analysis

NPV Value @ 5%

	-20%	-10%	0%	+10%	+20%
Au Price	21.5	54.1	86.7	119.2	151.8
OpCost	113.2	99.9	86.7	73.4	60.1
Initial Capex	103.1	94.9	86.7	78.5	70.2

(million US dollars)

IRR Value

	-20%	-10%	0%	+10%	+20%
Au Price	8.8%	14.0%	19.0%	23.7%	28.2%
OpCost	22.9%	21.0%	19.0%	17.0%	14.9%
Initial Capex	24.4%	21.5%	19.0%	16.8%	15.0%

IRR Sensitivity - Gold Price
(Post-Tax)
35%
30%
25%
20%
15%
10%
5%
0%
Internal Rate of Return (%)
$450
$500
$550
$600
$650
$700
Gold Price (US$)

Schedule

The Company continues to complete the remaining land acquisition and permitting requirements with the objective to commence construction activities by December 31, 2007.  The Company is proceeding to finalize orders for long lead time orders in the 3rd Quarter 2007.  An eighteen month construction schedule is envisaged for the project with initial production anticipated in the 3rd Quarter 2009.

“We are very pleased with the results of the recently completed feasibility study.  The study substantiates the quality of the Efemçukuru project.  The present reserve base of 1.2M oz. is a good starting position for the project and our expectation is that this will continue to expand as the vein system is further defined.  With cash costs of $226/oz the development of Efemçukuru is consistent with the Company’s commitment to develop and invest only in high quality assets”, commented Paul Wright, President and Chief Executive Officer.

Stephen Juras, Ph.D. P.Geo, Manager, Geology is the qualified person under whose direction the Efemçukuru mineral resource estimates were calculated and he has reviewed the contents of this news release. The mineral resource estimates were made from 3D block models utilizing commercial mine planning software (Gemcom). The estimates were based on assay data from drill core and reverse circulation samples. Quality of data collected prior to 2000 is described in an existing Technical Report. The 2006 and 2007 data were obtained from samples prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Vancouver, Canada. Analysis for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish). Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data. In addition, about 20% of the samples were re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada. The assay data were composited into 1 m down-hole composites. Extreme gold grades in both deposits were controlled by implementing capping limits. Only capped data were used in grade interpolation. Interpolation domains were created based on geology and the gold mineralization. Modeling consisted of grade interpolation by ordinary kriging for the main mineralized domains at both SOS and MOS deposits. Gold grades for ancillary domains in the SOS deposit were interpolated by inverse distance to the 2nd power. Models were validated visually to source data, and statistically for any bias or trends.

Mr. Andy Nichols P Eng, Chief Mining Engineer for Wardrop Engineering is the qualified person under whose direction the feasibility study mine design has been prepared and issued. Mr. Nichols also directed work pertaining to the mineral reserve estimates.

Mr. Andre de Ruijter P Eng, Senior Metallugist for Wardrop Engineering is the qualified person under whose direction the feasibility study process design has been prepared and issued.

Mr. Rick Alexander P Eng, Independent Senior Mechanical Engineer is the qualified person under whose direction the feasibility study infrastructure design has been prepared and issued.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the Kisladag Mine, Turkey and Tanjianshan Mine, China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 “Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain statements and information herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to financial disclosure, future price of gold, estimation of mineral reserves and mineral resources, our exploration and development program, estimated future expenses, exploration and development capital requirements, and our goals and strategies. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include among other things the following: gold price volatility;

discrepancies between actual and estimated production and mineral reserves and resources; speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information made herein, are qualified by this cautionary statement.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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